Exhibit 17

PRIVATE & CONFIDENTIAL

August 11, 2014

Frank B. Silvestro

Chairman of the Board

Ecology and Environment, Inc.

368 Pleasant View Dr.

Lancaster, NY 14086

Re: Indication of Interest for Going Private Transaction

Dear Frank:

Mill Road Capital Management, LLC (“Mill Road”) has followed Ecology and Environment Inc. (“Ecology and Environment”, “E&E” or the “Company”) since 2006 and first met with the Company’s management in 2008. We are currently one of the Company’s largest outside shareholders, owning approximately 2.7% of the Class A Common Stock.

We believe that Ecology and Environment is a remarkable company and a leader in the environmental consulting industry. Having followed the Company for many years, we have consistently been impressed by E&E’s long history of high-impact projects, its roster of A-list clients, and its substantial international presence (especially in South America). Most importantly, we have been impressed by the work of the over one thousand talented employees who have spent their careers making E&E the company that it is.

Over the past several months, we have spoken to you along with other directors and advisors of E&E regarding the Company’s future. We have discussed a number of issues the Company faces, including adverse recent performance trends, a coming generational leadership transition, general challenges associated with being a small public company, and the need to transition to an ownership structure that increases alignment through greater ownership by key senior managers while providing greater liquidity to long-time shareholders.

In light of these numerous challenges, we believe that it is no longer in the best interests of stakeholders for the Company to remain public. We believe the public market will not accord a high value to Ecology and Environment, that there will remain very limited liquidity in the stock, and that it will be difficult for management to address the Company’s challenges in a public market context.

382 Greenwich Avenue, Suite One ● Greenwich, CT 06830 ● (203) 987-3500

Mill Road would therefore be prepared to lead a going-private transaction and offer to acquire E&E’s Class A and Class B shares at a substantial premium to the current trading price. We believe that such an offer represents the best opportunity for all shareholders to achieve liquidity on their holdings of E&E stock at a price above that currently prevailing in the market. We also believe that a going private transaction provides significant benefits to all other key E&E stakeholders, including the possibility that certain shareholders (if any, and to be determined) could participate in a transaction. Furthermore, the Company will benefit from eliminating the distraction of public company reporting requirements, as well as from having a partner who can provide expertise in improving performance and capital for strategic acquisitions to help grow the business.

Mill Road would finance the potential going-private transaction of E&E with funds available from Mill Road Capital II, L.P. (“Fund II”). Fund II has approximately $420 million of committed equity capital, more than $300 million of which is not currently invested and is immediately callable by us upon ten days notice to our investors. As a result of our sufficient capital, any potential transaction would not be contingent on external financing. Furthermore, Fund II would provide ample capital to not only complete a going-private transaction of E&E, but also to invest in potential acquisitions or personnel additions required to support the Company’s growth. In addition to the required capital, Mill Road has significant experience in leading going-private transactions. Over the past five years, we have completed four going-private transactions and are currently scheduled to complete a fifth in the third calendar quarter—to our knowledge, no other group has completed more going-private transactions of publicly traded micro-cap companies over this time period than Mill Road.

Mill Road is prepared to immediately begin due diligence in order to develop a detailed proposal for consideration by the Board of Directors. Should the Board determine that exploring a potential transaction is in the best interest of the Company and its shareholders, we would propose that it authorize us to proceed with due diligence and to speak with certain senior managers of E&E after entering into a non-disclosure agreement. After several weeks, we would be prepared to discuss a revised indication of interest including a proposed purchase price. Considering our expertise in this type of transaction and our knowledge of the Company, we are highly confident that with the cooperation of the Company and its advisors, we could agree on the resulting transaction expeditiously.

We believe that Mill Road can play a significant role in the future success of E&E. We would welcome the opportunity to meet with members of the Board to further explain the going- private process and answer preliminary questions. You may contact Justin Jacobs by phone at (203) 987-3505. We look forward to discussing the Board’s feedback to this letter at your earliest convenience.

Sincerely,

Mill Road Capital Management, LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

About Mill Road Capital

Mill Road is an investment firm with approximately $670 million of aggregate equity capital commitments raised. The firm invests exclusively in small public companies in the U.S. and Canada. Mill Road has flexible capital with the ability to purchase shares in the open market, buy large block positions from existing shareholders, provide capital for growth or acquisition opportunities, or execute going-private transactions. Our limited partners include a prominent and highly respected group of corporate and public pension funds, foundations, endowments, and insurance companies.

Mill Road is comprised of a core group of former Blackstone professionals that have successfully completed several dozen control transactions with a cumulative transaction value of several billion dollars. We have significant experience executing going-private transactions for small public companies as is evidenced by our successfully completed take-privates of Galaxy Nutritional Foods, Inc. (former ticker “GXYF”), Cossette, Inc. (former ticker “KOS”), Rubio’s Restaurants, Inc. (former ticker “RUBO”) and PRT Growing Services Ltd (former ticker “PRT”). Additionally, we have successfully structured direct investments in two public companies, Physicians Formula Holdings, Inc. (ticker “FACE”) and National Technical Systems, Inc. (ticker “NTSC”) resulting in Mill Road investment professionals having representation on the board. All of these transactions were completed on a friendly basis with Mill Road working in partnership with the companies’ management teams, boards, and significant shareholders.